ICICI BANK LIMITED

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India
Tel: 011-91-22-2653-1414

FWP

Form FWP
Filed on 12/07/2005
File Number 333-129753

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.: 333-129753

ICICI BANK LIMITED

Pricing Sheet - December 6, 2005

16,190,200 American Depositary Shares Representing 32,380,400 Equity Shares

Offering price	:	$26.75 per ADS

Over-allotment option	:	2,428,530 additional ADSs

POWL	:	4,654,680 ADSs

Proceeds (including from the POWL), net of underwriting commission	:	$428.8 million (no over-allotment option) or $493.1 million (including over-allotment option)

Trade Date	:	December 6, 2005

Settlement Date	:	December 16, 2005

Issuer Symbol	:	IBN

Exchange	:	NYSE

CUSIP	:	45104G104

Underwriters	:	Merrill Lynch International
Morgan Stanley & Co. International Limited
Nomura International (Hong Kong) Limited

The issuer has also priced its concurrent Indian public offering of equity shares. 96,719,632 equity shares are expected to be sold in the Indian public offering, with an over-allotment option of 14,285,714 equity shares. The issue price of the equity shares will be Rs. 525 ($11.38) per equity share, with a portion of the equity shares being sold at a 5% discount to retail investors. The allocation between the retail investors and other investors is expected to result in gross proceeds from the Indian public offering of approximately Rs. 50.0 billion ($1.08 billion) (or Rs. 57.5 billion ($1.25 billion) assuming the over-allotment option is fully exercised). The Indian public offering is being made to non-US persons outside the United States under Regulation S of the U.S. Securities Act of 1933, as amended. All translations of Rs. to $ are based on Federal Reserve Bank of New York’s noon buying rate on December 6, 2005 of $1= Rs. 46.13.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580 (Merrill Lynch), 1-866-718-1649 (Morgan Stanley Institutional) and 1-800-584-6837 (Morgan Stanley Retail).